Mail Stop 6010
Via Facsimile and U.S. Mail

October 18, 2006

Mr. Frederick H. Eppinger, Jr.
President, Chief Executive Officer and Director
The Hanover Insurance Group, Inc.
440 Lincoln Street
Worcester, MA 01653

> **Re:** **The Hanover Insurance Group, Inc. (formerly Allmerica Financial Corporation)**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **File No. 1-13754**

Dear Mr. Eppinger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief